UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                   Integra LifeSciences Holdings Corporation
                                (Name of Issuer)

                          Common Stock Par Value $.01
                         (Title of Class of Securities)

                                   457985208
                                 (CUSIP Number)

                                 Stuart M. Essig
                  c/o Integra LifeSciences Holdings Corporation
                              311 Enterprise Drive
                          Plainsboro, New Jersey 08536

                                 With a copy to:

                                Jonathan B. Levy
                           Lindquist & Vennum P.L.L.P.
                                 4200 IDS Center
                          Minneapolis, Minnesota 55402
                                 (612) 371-5211

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 4, 2006
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------
CUSIP No.  457985208
---------- --------------------------------------------------------------------
    1      Names of reporting persons
           S.S. or I.R.S. Identification No. of above persons

           Stuart M. Essig
---------- --------------------------------------------------------------------
    2      Check the appropriate box if a member of a group (see instructions)
            (a) [   ]
            (b) [   ]
---------- --------------------------------------------------------------------
    3      SEC use only

---------- --------------------------------------------------------------------
    4      Source of funds (see instructions)

           PF
---------- --------------------------------------------------------------------
    5      Check if disclosure of legal proceedings is required pursuant to
           items 2(d) or 2(e)  [   ]

---------- --------------------------------------------------------------------
    6      Citizenship or place of organization

           United States
---------- --------------------------------------------------------------------
Number of           7        Sole voting power

shares                       1,948,022*

beneficially        -------- --------------------------------------------------
                    8        Shared voting power
owned by
                             0
each                -------- --------------------------------------------------
                    9        Sole dispositive power
reporting
                             1,948,022*
person with
                    -------- --------------------------------------------------
                    10       Shared dispositive power

                             0
---------- --------------------------------------------------------------------
   11      Aggregate amount beneficially owned by each reporting person

           1,948,022*
---------- --------------------------------------------------------------------
   12      Check box if the aggregate amount in row (11) excludes certain
           shares  [   ] (See instructions)
---------- --------------------------------------------------------------------
   13      Percent of class represented by amount in row (11)

           6.8%
---------- --------------------------------------------------------------------
   14      Type of reporting person (See instructions)

           IN
---------- --------------------------------------------------------------------
* Includes 1,024,859 shares of common stock underlying options to purchase common stock. Options to purchase 683,711 shares of common stock are exercisable as of, or within 60 days of, December 6, 2006. Although shares underlying all options held by Mr. Essig are included in the amounts set forth on lines 7, 9 and 11, Mr. Essig disclaims beneficial ownership of the 341,148 shares of common stock underlying options not exercisable as of, or within 60 days of, December 6, 2006.

This Amendment No. 3 ("Amendment No. 3") amends and supplements the statement on
Schedule 13D initially filed on November 14, 2005 (the "Original Filing" and, as amended, the "Schedule 13D") by Stuart M. Essig with respect to Common Stock, $.01 par value (the "common stock"), of Integra LifeSciences Holdings Corporation (the "Company"). Capitalized terms used and not defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 5.           Interest in Securities of Issuer

                  Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

                  (a) Aggregate number and percentage of class beneficially owned:

                           As of December 6, 2006, Mr. Essig may be deemed to be the beneficial owner of 2,002,380 shares of common stock. This ownership consists of the following:

                           (i) 923,163 shares of common stock held directly by Mr. Essig; and

                           (ii) 1,024,859 shares of common stock underlying options to purchase common stock (of which options to purchase 683,711 shares of common stock are exercisable as of, or within 60 days of, December 6,
                           2006).

                           Based on calculations made in accordance with Rule 13d-3(d), Mr. Essig may be deemed the beneficial owner of 6.8% of the outstanding shares of common stock. This calculation is based on 27,519,238 shares of common stock outstanding as of November 30, 2006.

                           The above calculations include 341,148 shares of common stock underlying options held by Mr. Essig that are not exercisable as of, or within 60 days of, December 6, 2006. Mr. Essig disclaims beneficial ownership of these shares. Excluding these shares, Mr. Essig would be deemed the beneficial owner of 1,606,874 shares of commons stock (or 5.7% of the outstanding shares of common stock).

                  (b)      Voting and Dispositive Power:

                           Mr. Essig has sole voting and dispositive power over 1,948,022 shares that may be deemed to be beneficially owned by him as of December 6, 2006. This consists of the following (i) the 923,163 shares of common stock held directly by Mr. Essig and (ii) 1,024,859 shares of common stock underlying options to purchase common stock, of which Mr. Essig disclaims beneficial ownership with respect to 341,148 shares of common stock as set forth in Item 5(a).

                  (c)      Transactions within the past 60 days:

                           On November 22, 2006, the Essig Enright Family Foundation (the "Foundation"), of which Mr. Essig and his wife are two of the three trustees, sold 13,000 shares at an average price of $41.61.

                           On November 24, 2006, the Foundation sold 20,000 shares at an average price of $41.41.

                           On November 28, 2006, the Foundation sold 21,358 shares at an average price of $41.02.

                  (d) Right to Direct the Receipt of Dividends: Not applicable.

                  (e)      Last Date on Which Reporting Person Ceased to be a 5%
                           Holder: Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The information under the heading "Sale Plans Under Rule 10b5-1" of Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end of such section:

                  On December 4, 2006, Mr. Essig entered into a sales plan pursuant to Rule 10b5-1 under the Act with a registered broker-dealer. The plan provides for the sale of up to 200,000 shares of common stock at specified prices.


                                    Signature

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 6, 2006


                                    Name
                                         -------------------
                                         Stuart M. Essig